

October 10, 2014

Via E-mail
Ronald J. Lieberman, Esq.
Executive Vice President, General Counsel and Secretary
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

>   **Re: NorthStar Realty Finance Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 26, 2014**
>   **File No. 333-198234**

Dear Mr. Lieberman:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Unaudited Prospective Financial Information of NorthStar, page 132

1.   We note your response to comment 15 of our letter dated September 18, 2014. In your response you indicate that certain unaudited prospective financial information of NorthStar and Griffin-American was included in your document to provide readers with cer stain information which was exchanged between the parties. Please tell us in greater detail why this information was exchanged between the parties. In addition, please tell us whether this information constitutes all of the information exchanged between the parties.

2.   We note your disclosure that the certain unaudited prospective financial information of NorthStar and Griffin-American was utilized by each entity's financial advisor. Please tell us the specific analysis prepared by the financial advisor utilizing this information. In addition, please clarify for us whether all of the projections and assumptions used to prepare this analysis have been disclosed.

3.   We note your response to comment 19 of our letter dated September 18, 2014 and your revised disclosure on page 145. Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ronald J. Lieberman, Esq.
NorthStar Realty Finance Corp.
October 10, 2014
Page 3

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Robert W. Downes, Esq.
        Sullivan & Cromwell LLP
        (Via E-mail)